RED HEN APP LLC

A VIRGINIA LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

TABLE OF CONTENTS

ARTICLE I

NAME, PRINCIPAL PLACE OF BUSINESS AND PURPOSE

ARTICLE II

TERM AND DISSOLUTION OF THE COMPANY

ARTICLE III

CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS, GAINS AND LOSSES

ARTICLE IV

INCOME, LOSS AND DISTRIBUTIONS OF AVAILABLE CASH

RED HEN APP LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT, made effective as of the 19th day of September, 2024, by Lauren Lovejoy and Brett Burton (the “Members” or the “Membership”).

ARTICLE I

NAME, PRINCIPAL PLACE OF BUSINESS AND PURPOSE

1.1 Formation of Limited Liability Company. The Membership has agreed to form and to enter into a limited liability company in accordance with and pursuant to the Virginia Limited Liability Company Act (the “Act”), Section 13.1-1000 *et. seq.* of the Code of Virginia, 1950, as amended (the “Code”), which law will govern the rights and liabilities of the Membership hereof except as otherwise expressly stated herein. The limited liability company will continue in existence without interruption subject to the terms and conditions set forth herein and, to the extent applicable, the provisions of the Act.

1.2 Name and Principal Place of Business. The name of the limited liability company will be Red Hen App LLC (the “Company”), and its principal business office will be maintained at 228 Givens Branch Trail, Newport, Virginia 24128, in the County of Giles, or at such other location or locations as the Membership may from time to time select.

1.3 Purpose. The Company has been formed to engage in, carry out and conduct any and all lawful business or activity as may be agreed upon by the Membership from time to time.

1.4 Registered Office and Registered Agent. The Registered Office of the Company in Virginia shall be 6958 Forest Hill Avenue, Richmond, Virginia 23225, located in the City of Richmond. The Registered Agent's name is Bryan K. Streeter, and his business address is identical with that of the Registered Office. The Registered Agent is a resident of the Commonwealth of Virginia and a Member of the Virginia State Bar.

ARTICLE II

TERM AND DISSOLUTION OF THE COMPANY

2.1 Term. The Company will continue in existence without interruption, provided, however, that the Company will forthwith be dissolved and its business and affairs liquidated and wound up upon the occurrence of any one of the following events or conditions:

(a) Upon the happening of any event specified in the Articles of Organization or as otherwise set forth or contemplated by this Operating Agreement;

(b) Upon the unanimous written consent of the Members;

(c) Upon the death, resignation, or bankruptcy of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company, unless the business of the Company is continued by the unanimous written consent of the remaining Members; or

(d) The entry of a decree of judicial dissolution pursuant to Section 13.1-1047 of the Code.

2.2 Continuation. Upon the happening of any of the events set forth in Section 2.1 above, the remaining Members will dissolve and terminate the Company

unless, within Forty-Five (45) days of the event giving rise to dissolution, all of the remaining Members or those who have not withdrawn (wrongfully or otherwise) or retired from the Company agree to continue the business and affairs of the Company, which election will be evidenced by written agreement executed by all of such remaining Members who have not retired, resigned or withdrawn. In the event of such election, the Company will not be dissolved, but will continue in existence. In the event that no such election is made, the Company will be dissolved and terminated in accordance with the provisions hereof. In the event that the Members elect to continue the Company's business in the aforesaid manner, the happening of one of the aforementioned events to a Member (the "Departing Member") will only serve to terminate that Member's interest in the Company.

In the event that the Company's business is continued, the Departing Member's interest will be valued as of the date of the event giving rise to dissolution (the "Departure Date") and the Departing Member will receive any distribution to which he or she is entitled under this Operating Agreement, and will receive the fair value of his or her membership interest as defined and set forth by Section 11.3 hereof.

2.3 Removal of a Member. A Member may be removed only as follows:

(a) By affirmative decision: By a ~~majority~~ [Unanimous] vote of the Members, the Membership may remove any Member at any time after the Member has, either willfully or by failure to exercise reasonable care:

(i) Violated in any material respect any provision of this Operating Agreement, the Articles of Organization or any provision of Virginia law

Tie-Breaker Clause: In the event a unanimous vote can't be reach, the authority to break the tie shall rotate among the Members on an bi-annual basis, starting with Lauren Lovejoy, then moving to Brett Burton.

Initiated by:
10/23/2024 @ 17:29 UTC

applicable to the Company and has failed to cure such violation within Thirty (30) days after receiving written notice thereof from any Member or Members (the "Objecting Member or Members"); or

(ii) Conducted his or her own affairs or the affairs of the Company in such a manner which has caused or may reasonably tend to cause the loss of the federal income taxation status chosen by the Members for the Company in accordance with the provisions of the Internal Revenue Code of 1986, as amended, (the "I.R.C.") and the regulations promulgated thereunder from time to time (the "Regulations"), unless the Membership agrees to alter such tax status;

(iii) Engaged in any act which would make it impossible to carry on the ordinary business of the Company; or

(iv) Is convicted of a felony ~~or any criminal act involving moral turpitude by a Court of Competent Jurisdiction~~.

Initiated by: L.L. 10/23/2024 @ 17:29 UTC

(b) After the Objecting Member or Members has given written notice to the Member to be removed and to all of the remaining Members of the action taken by the Member in violation of (a) above, and upon determination by a majority vote of the Membership that the subject Member has so acted, he or she will be deemed removed from the Company. The Member deemed removed shall be treated as a Departing Member for valuation and payment of his or her interest as though the date of the requisite vote was the Departure Date.

ARTICLE III

CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS,
GAINS AND LOSSES

3.1 Initial Capital Contribution and Membership Interests. Each Member has made an initial capital contribution to the Company, which is set forth in writing pursuant to Virginia Code Section 13.1-1028(5)(a) and kept at the principal office of the Company. Notwithstanding the amount of or relative percentages of the Members' initial capital contributions to the company, the Members shall have the following initial membership interests in the Company, subject to increase or decrease as provided for in this Operating Agreement:

Lauren Lovejoy	**55.00 %**
Brett Burton	**45.00 %**

Initiated by:
L.L.
10/23/2024 @ 17:29 UTC

3.2 Future Capital Contributions of the Members. The Members may, upon a unanimous ~~majority~~ vote of the Membership, agree that additional contributions are necessary or desirable to further the business and affairs of the Company and require that all Members make further contributions to the capital of the Company (a "capital call") which contribution must be made by each Member in proportion to his or her then-existing interest in the Membership, or as otherwise agreed upon by a majority of the Members. Said capital contributions shall be made within Thirty (30) days, unless a longer or shorter time is agreed to by a majority of the Membership at the time of the vote to make the capital call.

3.3 Repayment of Capital Contribution.

Contributions to the capital of the Company, if any, will not bear interest, but the Members may receive repayment of capital contributions through the payment of profits, available cash or upon dissolution as provided in this Agreement. No Member, Manager, employee or agent of the Company will have personal liability for the repayment of the capital contributions of a Member.

3.4 Default in Payment of Capital Contribution by a Member.

(a) If, for any reason, payment of an additional contribution to capital is not received within Thirty (30) days of a capital call, the Membership may take any one or more of the following actions by majority vote of the Membership:

(i) Treat the failure of the Member to make the additional capital contribution as an act giving rise to dissolution under Article II of this Agreement;

(ii) Deem the failure of the Member to make the additional capital contribution as the defaulting Member's tender of that Member's notice of resignation from the Company effective as of the date the additional unpaid capital contribution is due; or

(iii) Demand that the non-defaulting Members make the capital contribution demanded of the defaulting Member in his or her place and stead, in proportion to the non-defaulting Members' existing interests in the Company, in which case the membership interests of the non-defaulting Members shall be increased in direct proportion to each Member's additional capital contribution made pursuant to said demand, and the membership interest of the defaulting Member shall be reduced in direct proportion to the capital contribution it failed to make.

3.5 Capital Accounts.

(a) The Company may establish and maintain for each Member a separate Capital Account. In the event such accounts are established and maintained, they (i) shall be *increased* by (a) the cash amount or agreed fair market value of all contributions made by such Member to the Company pursuant to this Agreement, including the fair market value of any interest in the Company acquired by gift, (b) distribution of Company income allocated to such Member pursuant to this Agreement, and any items in the nature of income or gain which are specially allocated to such Member, and (c) the amount of any Company liabilities assumed by such Member or secured by any properties of the Company distributed to such Member, and (ii) shall be *decreased* by (a) the cash amount or agreed fair market value of all distributions of cash or property made to such individual Member pursuant to this Agreement, (b) net Company losses allocated to such Member pursuant to this Agreement and any items in the nature of expenses or losses which are specially allocated to such Member, and (c) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company. In determining the amount of any such liabilities, there shall be taken into account all pertinent sections of the I.R.C. and the Regulations.

3.6 Extent of Allocation of Losses. Notwithstanding any other provision in this Agreement to the contrary, no allocation of any Company loss or deduction, except for "non-recourse" deductions as defined and authorized by the I.R.C. and the Regulations, shall cause or increase a deficit balance in any Member's Capital Account, as of the end of the Company taxable year to which such allocation relates, by an amount in excess

of the amount the Member would obligated to restore upon liquidation of the Company or its interest therein plus any additional amounts the Member would be deemed obligated to restore pursuant to the I.R.C. and the Regulations.

3.7 Compliance With and Incorporation of Statutory Provisions. Should the Membership elect that the Company be treated as a partnership for income taxation purposes, any and all provisions of the I.R.C. and the Regulations, together with any language which may be required by said provisions to be included in this Agreement, including a "Minimum Gain Chargeback" provision, shall be deemed included and incorporated into this Agreement. Any allocation(s) of "Non-Recourse Deductions" by the Members shall comply with all applicable provisions of the I.R.C. and the Regulations. Any adjustments in book value of a Company asset which differ from the adjusted tax basis of the asset shall be calculated in accordance with the I.R.C. and the Regulations. Any and all net profits, net losses, and tax credits shall be determined and allocated in accordance with this Agreement, the I.R.C. and the Regulations.

3.8 Application of Capital. The Members shall be authorized to apply the capital of the Company for such Company purposes and with such priorities as they, in their discretion, may determine from time to time by majority vote.

ARTICLE IV

INCOME, LOSS AND DISTRIBUTIONS OF AVAILABLE CASH

4.1 Allocation and Division of Profits and Losses. After the determination of the "available cash flow" of the Company by the Membership (as set forth in Section 4.2 below), all profits and losses from operations, including gain or loss from the sale or exchange of Company property and assets, shall be allocated to the Members in direct

proportion to their Membership interests in the Company, after deducting expenses of the Company including payments of salary to agents or the Members of the Company (if any) as said expenses may be determined from time to time by majority vote of the Membership, and any other Company expenses as determined by the Membership, as well as after deducting any amounts required to be paid to any Member as specifically set forth in this Agreement.

4.2 "Available Cash Flow" Defined.

(a) The term "available cash flow" as used herein shall mean the net profits or losses of the Company, less the amount required to maintain a cash reserve (if any) as deemed necessary by the Membership, without taking any deduction for depreciation or the amortization of principal of any secured obligation on any Company assets reported in the Company's federal income tax return, determined in accordance with generally accepted accounting principles, consistently applied.

(b) The Membership may retain all or any portion of the funds of the Company, if any, which they deem by majority vote to be in the best interest of the Company. When distributions of available cash flow are made, they will be allocated to the Members in direct proportion to their respective Membership interests, subject to deductions, as set forth in Section 4.1 above.

4.3 Tax Year ; Apportionment Made Among Members.

The Company will adopt a calendar year as its taxable year. The net profits or losses for federal income tax purposes, and the available cash flow, as defined in Section 4.2(a), will be computed at the end of each calendar year, or monthly if so elected by the Membership, and will be allocated between and distributed to the

Members in accordance with the provisions of Sections 4.1 and 4.2(b) of this Agreement.

4.4 Liability of Members. Notwithstanding anything to the contrary contained in this Operating Agreement, no Member will be liable to any other Member or to the Company for any net losses beyond the net amount (if any) then credited to the capital account of the Member.

4.5 Loans Made by Members to the Company. If, upon the majority vote of the Membership it is decided that additional funds are reasonably necessary for maintaining and preserving Company investments or furthering the objectives of the Company, the said majority will inform the Membership in writing of the funds needed, that the Company proposes to borrow such funds, and specify the anticipated use of the funds proposed to be borrowed. The Company shall then be authorized to borrow such funds and to utilize said funds in the specified manner. Without limitation of the foregoing, the Company will be authorized to borrow such funds from any one or more of the Members, on whatever terms the Membership may deem reasonable, provided such terms are competitive with the prevailing terms available from commercial lending institutions in the Company's geographic area. The principal and interest on any such loan(s) from a Member or Members will be fully paid before any distribution of funds is made to the Membership under the provisions of this Agreement. Should any Member or Members lend the Company funds under these particular circumstances, such Member(s) will be deemed a general creditor of the Company and not a Member for purposes of priority of repayment of the loan upon dissolution of the Company.

ARTICLE V

MANAGEMENT, POWERS, DUTIES AND RESTRICTIONS

5.1 Management of the Company. Management of the Company will be vested in a Managing Member (the "Managing Member"). The initial Managing Member shall be Lauren Lovejoy. The Managing Member shall manage the Company business and shall devote such time to the Company as is reasonably necessary for its welfare and success. The Managing Member will not receive compensation or salary solely for management services rendered. Without limitation on any power that need be conferred upon the Managing Member by law, and except as hereinafter stated, the Managing Member, on behalf of the Company, may:

(a) Enter into such agreements and contracts with any and all persons, entities, and governmental agencies with respect to the financing and operations of the Company business and properties, and fulfillment of the Company purposes, upon such terms as the Membership may deem proper by majority vote;

(b) Compromise, submit to arbitration, sue on or demand all claims in favor of or against the Company;

(c) Except as set forth in this Agreement, make and revoke any election permitted by the Company by any taxing authority;

(d) Carry, at the expense of the Company, such insurance coverage for public liability, fire and casualty and all other insurance necessary or appropriate to the business and assets of the Company in such amounts and of such types as the Membership may deem necessary or appropriate from time to time by majority vote;

(e) Hold, and continue to hold as an investment, the property received hereunder and any additional property which may be received, for so long as the Membership may deem proper by majority vote, and to invest and reinvest in such property, whether or not of an income-producing nature;

(f) Maintain such bank accounts on behalf of the Company and make such signature arrangements thereon, as the Membership may deem appropriate by majority vote;

Initiated by: 10/27/2024 @ 17:29 UTC

(g) Borrow or lend money on behalf of the Company; Up to a Limit of $20,000

(h) Make, deliver and accept any commercial paper and to sign, seal and deliver and otherwise execute any note, deed to secure debt, security agreement, mortgage, financing statement, contract, general warranty deed, limited warranty deed, road deed, right-of-way deed, quitclaim deed, easement, bond, or guaranty, and to obtain a financial guaranty bond to secure Company borrowings should the same be required;

(i) Prepay, in whole or in part, refinance, recast, increase, modify, consolidate, or extend any indebtedness, mortgage or other encumbrances which may affect the property or other property of the Company, and, in connection therewith, to execute or cause to be executed for and on behalf of the Company, any extensions, renewals, consolidations, or modifications of such indebtedness, mortgages or other encumbrances;

(j) Purchase real property, and/or sell and/or lease real property owned by the Company, and to hold, manage, improve, alter and further develop said real property;

(k) Execute any and all powers of attorney, consents, waivers, and other documents in connection with any proceeding before any court, administrative board or regulatory agency or other governmental authority affecting the Company or any property or business of the Company;

(l) Enter into lease(s) with any and all natural persons or business or other entities to lease any real property or other asset from the said natural person(s) or business or other entity(s);

(m) Sign and execute any contract, note, deed, lease, bill of sale, mortgage, deed of trust, or other commitment or instrument purporting to bind the Company, and no other signature(s) shall be required for such stated purposes, and such signature(s) will be deemed *prima facie* evidence of the consent of a majority in interest of the Membership to such Company action.

(n) If reasonably requested by a third party (such as a lending institution), the Managing Member shall execute such estoppel certificates, resolutions, designations and authorizations as may be required in connection with the conduct of the business of the Company.

5.2 Limitation of Management Powers. The Managing Member shall not have the authority to:

(a) Willfully do any act in contravention or violation of this Agreement or the Certificate of Organization of the Company;

(b) Do any act which would make it impossible to carry on the ordinary business of the Company;

(c) Confess a judgment against the Company;

(d) Possess any Company property or assign the rights of the Company in any specific Company property for other than Company purposes;

(e) Assign the Company property or assets in trust for creditors; and

(f) Except as is specifically set forth in this Agreement, continue the business with Company property in the event of the dissolution, adjudication of bankruptcy or any other event or circumstance, the legal effect of which is to cause the termination of the Company's existence.

No act of the Managing Member in contravention of any restriction set forth herein shall bind the Company to persons or entities having knowledge of the restriction.

5.3 Non-Member Management. By the unanimous vote of the Membership, the Membership may appoint non-Member manager(s) to manage all or a portion of the business affairs of the Company. In the event that a non-Member is selected to perform some or all of the management functions of the Company, the Membership shall execute a written Management Agreement specifically setting forth the rights, duties, compensation and scope of authority granted to the non-Member manager(s).

5.4 Outside Interest. No Member shall be prohibited, solely by virtue of this Agreement, from engaging in and/or possessing an interest in any outside business venture, including but not limited to a business venture that engages in the same principal business activity or activities of the Company.

5.5 Liability and Indemnification of Members.

(a) Neither the doing of any act, nor the failure to do any act by a Member, or Managing Member, if not done in bad faith or with gross negligence, and if

done under the belief that such was within the scope of authority conferred by this Agreement, nor errors in business judgment will subject the Member to liability to the Company or to any of the other Members.

(b) The Company will indemnify and save harmless any Member in his, her or its managerial capacity, against and from any loss, liability or damage incurred as a result of any act or omission with respect to which the Member is protected under the provisions of Section 5.5 (a) above, except that the Member will not in any way be excused from bearing his or her portion of the loss, liability or damage and indemnification to the Company as they bear by virtue of their status as a Member of the Company.

5.6 Expenses. The Company will pay all expenses of the Company, incurred in connection with the Company's business or objective, including, but not limited to:

(a) All costs of personnel (if any) employed by the Company and of equipment and facilities required for the business and affairs of the Company;

(b) All costs of borrowed money, taxes, assessments of Company property and other taxes applicable to the Company;

(c) Legal, audit, accounting, brokerage and other fees;

(d) Fees and expenses paid to independent contractors, mortgage bankers, brokers, and services, insurance brokers, and other agents;

(e) Expenses in connection with the disposition, leasing, refinancing and development of the Company property;

(f) Costs of insurance required in connection with the business of the Company;

(g) Expenses payable to third parties for organizing, revising, amending, converting, modifying, syndicating, or terminating the Company;

(h) Expenses incurred in connection with distributions made by the Company to, and communications and booking and clerical work necessary in maintaining relations with, the Membership; and

(i) The costs of preparation and dissemination of all tax returns, reports and filings as required hereunder or as required by law.

5.7 Maintenance of Limited Liability Company and Tax Status.

(a) Unless the Membership determines that the Company shall seek a different tax election or classification, the Membership will use its best efforts to cause the Company to comply with such conditions, rules and regulations as may be required to permit the Company to be classified, for federal income tax purposes, as a ______________________.

(b) The Membership will take all actions which will be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the Commonwealth of Virginia and will take no action which would adversely affect the limited liability of the individual Members.

(c) So long as the Company is classified as a partnership for federal income taxation purposes, and so long as all Members of the Company qualify as "eligible partners" for purposes of electing-out of the requirement that a Partnership Representative be designated to represent the Company in all audit dealings with the Internal Revenue Service, the Company shall elect out of such requirement on its annual income tax returns.

(d) In the event that such an election-out is not accepted by the Internal Revenue Service for any reason, then the Members hereby designate Lauren Lovejoy as the Partnership Representative of the Company. The Partnership Representative shall provide timely notice of all communications with the IRS to the Membership, and the Membership shall promptly provide the Partnership Representative with all information and documentation required in order to qualify for the lowest possible tax bracket on any assessment. The prior approval of a majority in interest of the Membership shall be required prior to the Partnership Representative entering into any binding settlement with the Internal Revenue Service, waiving any statute of limitations, or transferring or "pushing out" any Company payment obligation to the individual Members.

5.8 Insurance. The Company may obtain and keep in force hazard and/or liability insurance and all such other insurance as may be deemed necessary in the due and regular course of the Company's business and for the Company's assets, and in such amounts as the Membership may deem advisable by majority vote in the amounts not less than, and with deductible amounts not greater than, those customarily maintained with respect to business, property and assets comparable to the Company's business, property and assets.

5.9 General Standard of Conduct for Member Manager. The Managing Member, in its capacity as such, shall discharge its duties in accordance with its good faith business judgment as to the best interests of the Company.

ARTICLE VI

BOOKS, RECORDS, FISCAL PERIOD, MEETINGS AND ACCOUNTS

6.1 Books and Records. At all times during the continuation of the Company, in addition to any other document or instrument required to be so maintained, the Managing Member will keep or cause to be kept the following information, books and records at the Company's principal office:

(a) True and full books of account showing all initial and subsequent capital contributions made by each Member to the Company, receipts and expenditures, assets and liabilities, income and losses, and all other records necessary for recording the Company's allocations and distributions provided for in this Agreement. The books of the Company will be maintained on the cash basis.

(b) A current list of the full name and last known business and residential address of each Member, in alphabetical order.

(c) A copy of the Articles of Organization and the Certificate of Organization, and all Articles of Amendment and Certificates of Amendment thereto.

(d) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years.

(e) Copies of any then-effective written operating agreement and of any financial statements of the Company for the three most recent years.

(f) Each Member has the right, upon reasonable request at any time during regular business hours, to inspect and copy any of the Company records required to be maintained by this Section, at the sole cost and expense of such Member.

6.2 Fiscal Year. The fiscal year of the Company will be the calendar year.

6.3 Annual Reports and Information Returns. The Managing Member shall endeavor to compile annual financial statements (to include the Company's gross receipts, operating expenses, profits, losses and distribution to each Member during the previous fiscal year), and to provide same to each Member, along with copies of the Company's federal, state and local tax returns for the same fiscal year, on or before April 1 of each year.

6.4 Annual Meeting. The Membership shall henceforth hold an annual meeting on the fifteenth day of September of each year, for discussion of and vote by the Membership upon all matters properly placed before the Membership for consideration at the meeting as set forth herein. A matter is deemed properly placed before the Membership for voting and consideration at an annual meeting if, not more than thirty (30) days, and not less than seven (7) days prior to an annual meeting, a Member or Members transmits written notice of the matter or item to be considered to the Membership. Members not present at the annual meeting may vote by proxy statement executed and delivered to the other Members no later than seven (7) days prior to the date of the meeting. In lieu of an annual meeting of the Membership, on or before the fifteenth day of September of each year, a Membership / Incumbency Certificate acknowledging and confirming the identity of each current Manager(s) and/or Managing Members (if any) and Members (and any non-Member Manager(s), if any, and their authority to act), may be executed by each Member of the Company and placed among the Company records at the principal office of the Company.

6.5 Special Meetings. Any Member may call a special meeting of the Membership by written notice to the Membership of the date, time, location, and matters to be discussed and voted upon at the special meeting given not less than Thirty (30) days prior to the proposed special meeting.

6.6 Quorum. All annual and special meetings shall require a quorum of the Membership. A Quorum shall constitute a simple majority in interest of the Members, present in person or by proxy.

6.7 Bank Accounts. The Members shall constitute and appoint a bank as the depository for Company funds and shall adopted the terms of the depository resolutions of such bank in connection therewith, a copy of which shall be maintained in the records of the Company.

ARTICLE VII

DISTRIBUTION UPON DISSOLUTION AND TERMINATION

7.1 Distribution Upon Termination. Upon the dissolution of the Company, (unless the business is continued in accordance with the provisions of Section 2.2 of this Agreement), the Membership will proceed to the liquidation of the Company and the proceeds of such liquidation will be applied and distributed in the following order of priority:

a. To the expenses and fees of liquidation, and to the payment of debts and liabilities to general third-party creditors of the Company other than a Member, including notes, lines of credit, mortgages, deeds of trust and other secured financing of the Company and expenses of liquidation.

b. To the payment, including interest, of any outstanding loans made by a Member or Member(s) to the Company.

c. To the setting up of any reserves which the Membership (or a liquidating agent) may deem necessary for any contingent unforeseen liabilities or obligations of the Company arising out of, or in connection with, the Company.

d. The balance, if any, will be paid to the Members in proportion to their positive capital accounts with such distribution reducing each Member's positive capital account until all Members' capital accounts equal zero (0). The remaining balance, if any, will be paid to the Members in proportion to their Membership Interest.

7.2 Time Period. A reasonable time will be allowed for the orderly liquidation of assets of the Company and the discharge of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon liquidation.

7.3 Personal Liability. No Member will be personally liable for the return of the capital contribution as any returns will be made solely from Company assets.

ARTICLE VIII

TRANSFER OF MEMBERSHIP INTERESTS

8.1 Assignment of Interest. A Membership interest in the Company may be assigned upon the prior written approval of a unanimous vote of the Membership.

8.2 Restriction on Transfer. Except as is expressly set forth in this Agreement, Membership interests in the Company are not freely transferable.

ARTICLE IX

ADMISSION OF ADDITIONAL MEMBERS

Additional Members may be admitted to the Company upon the affirmative unanimous vote of the current Membership. An assignee of a Membership interest, without separate affirmative admission into the Company as a Member, shall remain an assignee of the interest only, and not a Member.

ARTICLE X

RESIGNATION OF MEMBER

10.1 Prior Notice. A Member may resign from the Company upon not less than thirty (30) days prior written notice to each Member of the Company. Upon proper notice of resignation, the Member will cease to enjoy the rights, privileges and authority of a Member as of the effective date of the notice of resignation and shall thereafter, until the date of resignation, enjoy the status of an assignee with regard to his or her interest in the Company.

10.2 Distribution Upon Resignation. Upon resignation, any resigning Member is entitled to receive any distribution to which he or she is entitled under this Operating Agreement as of the effective date of the resignation and will receive the fair value of his or her membership interest as of the date of resignation as set forth in Article XII.

ARTICLE XI

FAIR VALUE OF INTEREST

11.1 Valuation. The fair value of an interest, as such term is set forth or contemplated for purchase of an interest of a Departing Member or upon the removal, death, or resignation of a Member (collectively referred to herein as a "Departing Member") shall be determined as follows:

(a) The value of the Departing Member's interest to be purchased shall be determined by closing of the books as of the valuation date, and a rendition of the appropriate profit and loss, trial balance, and balance sheet statements shall be made. The book value of all personalty, intangible assets, real estate and improvements owned by the Company that is carried on the Company's books shall be adjusted to reflect their appraised value.

(b) The value of personalty, intangible assets, real estate and improvements, and other Company assets, shall be determined as follows:

(i) The Member or Members desiring to purchase the interest of the Departing Member shall name one certified appraiser or certified public accountant who shall make an appraisal or valuation of the Company assets in accordance with the recognized standards of certified appraisers and/or certified public accountants.

(ii) Should the Departing Member or his heirs or personal representatives be unwilling to accept the appraisal or valuation supplied by the Member or Members electing to purchase the share of the Departing Member, the

Departing Member or his heirs or personal representatives shall have the right to name and pay for an additional appraiser or accountant who shall make another appraisal in accordance with the aforesaid standards.

(iii) If the Departing Member and the Member or Members electing to purchase the interest of the Departing Member are still unable to agree upon the value of the Company assets, the two appraisers or accountants heretofore named shall choose a third appraiser or accountant whose appraisal or valuation, if between the high and the low of the first two appraisals or valuations, shall be binding. The cost of the third appraiser or accountant shall be shared equally by the Member or Members electing to purchase the subject interest and the Departing Member or his estate. If such third appraisal or valuation is not between the high and the low of the first two, then the three appraised values shall be added together, the total shall be divided by three, and such amount shall be the appraised value for the purposes of this Article. However, should the transfer of interest take place by reason of the death of the Departing Member, the fair value of the Departing Member’s interest shall be an amount equal to the greater of:

(1). The aggregate amount received by the Company in respect of any policy or policies of insurance, if any, maintained by it upon the life of the deceased Departing Member in order to provide funds for the purchase of said Departing Member’s interest in the event of his or her death; or

(2). The aggregate purchase price of the Departing Member’s interest determined in accordance with Sections 12.1(a) and (b), above, as appropriate.

11.2 Proportionate Purchase. In the event that more than one Member desires to purchase the interest of the Departing Member, such Members shall purchase the share of the Departing Member in proportion to their interest in the Company. In the event that no Members desire to purchase the full interest of the Departing Member, than the Company shall purchase any remaining interest in accordance with Section 11.1 hereinabove.

11.3 Payment of Purchase Price. The purchase price for the payment of the fair value of an interest shall be paid upon transfer of the interest either immediately in cash or in the form of a promissory note with a fixed interest rate, said rate to be the Prime Rate as determined by the banking institution which holds the Company's depository account(s) as of the effective date of the Departing Member's resignation or date of any other event giving rise to the transfer. Said note shall provide for a level amortization of the balance of the principal and interest of a period of thirty-six (36) months based upon monthly payments. The note may be anticipated at any time without penalty. The closing of the transfer for the interest of the Departing Member shall be as soon as is practicable after the event giving rise to the transfer but in any event within six (6) months.

ARTICLE XII

MISCELLANEOUS

12.1 Binding Effect. This Agreement will be binding upon, inure to the benefit of, and be enforceable by and against all of the Members and their estates, heirs, legatees, successors and assigns. However, except as expressly required by statute, this Agreement is intended solely for the benefit of the parties to it, and their respective

successors and assigns, and no third party shall have any right or interest in this Agreement. No provision of this Agreement shall be deemed or construed to create any obligation on the part of any party hereto to any third party, nor shall any third party have a right to enforce against any party hereto any right that a party may have under this Agreement.

12.2 Notices. Any notice or document required or desired to be given to any Member of the Company, or to the Manager / Company, shall be in writing and will be deemed to be given:

(a) To the *Company* when deposited in the United States Certified Mail, Return Receipt Requested, addressed to the Registered Agent and to all Members at the registered office and to the principal office of the Company, respectively; and

(b) To any individual *Member(s)* when deposited in the United States Certified Mail, Return Receipt Requested, addressed to the Member at his or her last known address as is on file at the principal office of the Company.

12.3 Governing Law. This Agreement and the rights of the parties hereunder will be interpreted in accordance with the laws of the Commonwealth of Virginia, without regard for its Conflict of Laws doctrines.

12.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which will constitute one Agreement, binding upon all of the parties hereto, even though all of the parties are not signatory to the original or the same counterparts.

12.5 Headings and Word Form. The headings of the Sections/Paragraphs, and Subsections/Subparagraphs of this Agreement are inserted for convenience of

reference only and will not be deemed to be part of this Agreement. When appropriate to the context, the plural form indicates a singular form and *vice versa*, and the masculine gender indicates the feminine and neuter genders, and *vice versa*.

12.6 Additional Documents. Each Member shall, from time to time as the Membership may request, execute such writing, certificate, document or instrument that the Members may deem reasonably appropriate in order to carry out the purposes and intent of this Agreement.

12.7 Amendment of the Operating Agreement. This Operating Agreement may only be amended by the unanimous vote of the Membership. The Articles of Organization may only be amended by the unanimous vote of the Membership.

12.8 Entire Agreement. This writing constitutes the entire agreement as to the operation, control, management and affairs for the Company among the parties hereto and supersedes any prior understandings or agreements among the Members respecting the subject matter hereof. There are no representations, arrangements, understandings or agreements, oral or written, among the parties hereto relating to the subject matter of this Agreement except as fully expressed herein.

12.9 Expiration - This Operating Agreement will expire on 12/01/2025. At this time the Members are required to enter into a new, updated Operating Agreement.

Initiated by:
L.L.
10/23/2024 @ 17:29 UTC

IN WITNESS WHEREOF, each of the parties hereto has hereunder executed this Agreement as a Member as of the date first written above by fixing his or her signature hereto.

eSigned by:

10/23/2024 @ 17:29 UTC

Lauren Lovejoy

Notice Adddress:

228 Givens Branch Trail
Newport, VA 24128

Brett Burton

Notice Adddress:

5456 VT-155
Mount Holly, Vermont 05730

Signature Certificate

Document completed by all parties on 10/23/2024 @ 13:29 EDT

Document ID: 671932661da23d001f4e9c85

Sender information

Sent On:	10/23/2024 @ 13:29 EDT
Timezone:	Eastern Daylight Time
Sender:	Lauren Lovejoy laurenjanelovejoy@gmail.com
Sender IP:	74.127.67.5

Signer	Signature
Lauren Lovejoy laurenjanelovejoy@gmail.com Received: 10/23/2024 @ 13:29 EDT Viewed: 10/23/2024 @ 13:29 EDT Signed: 10/23/2024 @ 13:29 EDT	 IP: 74.127.67.5 Location: Middlebrook, VA, United States